UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Walker & Dunlop, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

93148P102
(CUSIP Number)

Louise Guarneri
Credit Suisse AG
Eleven Madison Avenue, New York, NY 10010
(212) 325-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93148P102	13D

1	NAMES OF REPORTING PERSONS Credit Suisse AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 3,912,657 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 3,912,657 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,912,657 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (See Item 5)
14	TYPE OF REPORTING PERSON BK

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 14, 2012, as amended and supplemented by Amendment No. 1 filed on December 14, 2012 (the “Original Schedule 13D” and, as further amended by this Amendment No. 2, the “Statement”) with respect to the common stock, $0.01 par value per share (“Shares”), of Walker & Dunlop, Inc. (the “Company”), a Maryland corporation.   The principal executive offices of the Company are located at 7501 Wisconsin Avenue, Suite 1200E, Bethesda, Maryland 20814.    Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by adding the following disclosure to each subsection of Item 5 as indicated below:

(a)
As of February 11, 2013, the Reporting Person may be deemed to beneficially own 3,912,657 Shares, all of which are directly owned by Column.  Accordingly, the Reporting Person may be deemed to beneficially own approximately 11.3% of the outstanding Shares of the Company based upon 34,618,820 Shares as reported by the Company in its Form 10-Q for the quarterly period ended September 30, 2012.

(c)	Except as otherwise described herein, the Reporting Person has effected no transactions in the Shares during the 60-day period prior to February 11, 2013.

On December 18, 2012, Column sold 174,930 Shares pursuant to the New Sales Plan at sale prices that ranged from $16.00 to $16.42 per Share (with a weighted average price of $16.09).  On January 7, 2013, Column sold 15,000 Shares pursuant to the New Sales Plan at sale prices that ranged from $17.25 to $17.32 per Share (with a weighted average price of $17.28).  On January 8, 2013, Column sold 4,000 Shares pursuant to the New Sales Plan at a sale price of $17.30 per Share.  On January 9, 2013, Column sold 17,529 Shares pursuant to the New Sales Plan at sale prices that ranged from $17.25 to $17.30 per Share (with a weighted average price of $17.27).  On January 10, 2013, Column sold 9,469 Shares pursuant to the New Sales Plan at sale prices that ranged from $18.00 to $18.50 per Share (with a weighted average price of $18.34).  On January 23, 2013, Column sold 41,108 Shares pursuant to the New Sales Plan at sale prices that ranged from $20.60 to $21.05 per Share (with a weighted average price of $20.80).  On January 29, 2013, Column sold 47,087 Shares pursuant to the New Sales Plan at sale prices that ranged from $20.98 to $21.35 per Share (with a weighted average price of $21.04).  On January 30, 2013, Column sold 62,700 Shares pursuant to the New Sales Plan at sale prices that ranged from $20.93 to $21.05 per Share (with a weighted average price of $20.95). On January 31, 2013, Column sold 88,000 Shares pursuant to the New Sales Plan at sale prices that ranged from $21.00 to $21.39 (with a weighted average price of $21.03). On February 5, 2013, Column sold 22,435 Shares pursuant to the New Sales Plan at sale prices that ranged from $21.28 to $21.49 per Share (with a weighted average price of $21.40).  On February 6, 2013, Column sold 14,000 Shares pursuant to the New Sales Plan at sale prices that ranged from $21.36 to $21.69 per Share (with a weighted average price of $21.50).  All of the Shares were sold in multiple open market transactions.  The Reporting Person undertakes to provide the staff of the SEC, the Company, or a stockholder of the Company, upon request, the number of Shares sold at each separate price within the ranges reported above.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2013

CREDIT SUISSE AG

By:  /s/ Louise Guarneri

Name:  Louise Guarneri
Title:    Managing Director